PRESS RELEASE

Filed by Georgetown Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Georgetown Bancorp, Inc.
File No. 000-51102

Contact Information:
Robert E. Balletto, President/CEO
Georgetown Savings Bank
978-352-8600
rballetto@georgetownsb.com

GEORGETOWN BANCORP, INC.
ANNOUNCES PLAN TO SELL ADDITIONAL STOCK
AND CONVERT TO FULLY PUBLIC COMPANY

FOR IMMEDIATE RELEASE
November 29, 2011

Georgetown, Massachusetts, November 29, 2011 — Georgetown Bancorp, Inc. (the “Company”) (GTWN.OB), the parent company for Georgetown Savings Bank (the “Bank”), announced today that its Board of Directors, together with the Boards of Directors of Georgetown Bancorp, MHC (the “MHC”) and the Bank, have unanimously adopted a Plan of Conversion and Reorganization (the “Plan of Conversion”).

Pursuant to the Plan of Conversion, the MHC will sell its majority ownership in the Company in a “second-step” stock offering.  Simultaneously, the Company, which is currently a mutual holding company, will reorganize to a fully public stock holding company.

As part of the conversion and reorganization, the Bank will become a wholly owned subsidiary of a new holding company, which also will be named Georgetown Bancorp, Inc.  Shares of common stock of the Company held by persons other than the MHC (whose shares will be canceled) will be converted into shares of common stock of the New Holding Company pursuant to an exchange ratio intended to preserve the percentage ownership interests of such persons.  In the stock offering, depositors of the Bank with qualifying deposits as of September 30, 2010 will have first priority to purchase the shares of common stock.

The transactions contemplated by the Plan of Conversion are subject to approval by the Company’s stockholders (including approval by a majority of the shares held by persons other than the MHC), the voting members of the MHC (depositors of the Bank), the corporators of the MHC, and the Board of Governors of the Federal Reserve System.

A prospectus or proxy statement-prospectus, as applicable, and other proxy materials containing detailed information relating to the Plan of Conversion, details of the offering, and business and financial information about the Company will be sent to stockholders of the Company and members and corporators of the MHC following regulatory approval.

This release is neither an offer to sell nor a solicitation of an offer to buy common stock.  The offer is made only by the prospectus when accompanied by a stock order form.  The shares of common stock of the new holding company are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

END

About Georgetown Bancorp, Inc.

Georgetown Bancorp, Inc., with $195 million in total assets, is the holding company for Georgetown Savings Bank. Georgetown Savings Bank, with branch offices in Georgetown, North Andover and Rowley, Massachusetts, is committed to making a positive difference in the communities we serve. We strive to deliver exceptional personal service at all times and to help each of our customers achieve their unique financial goals through a competitive array of commercial and consumer banking services. To learn more about Georgetown Savings Bank, visit www.georgetownsb.com or call 978-352-8600.

Forward-looking statements

This press release contains certain forward-looking statements about the conversion and reorganization.  Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts.  They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.”  Forward-looking statements, by their nature, are subject to risks and uncertainties.  Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the Plan of Conversion and Reorganization, difficulties in selling the shares of stock or in selling the shares of stock, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect our business.